

Mail Stop 4561

December 14, 2009

Michael D. Burger
Chief Executive Officer
Merix Corporation
15725 SW Greystone Ct., Suite 200
Beaverton, OR 97006

> **Re:    Merix Corporation**
> **Form 10-K for the Fiscal Year Ended May 30, 2009**
> **Filed on July 30, 2009**
> **File No. 001-33752**

Dear Mr. Burger:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 30, 2009

Item 1. Business

Customers and Markets

1.    Sales to Motorola represented 13% of net sales in fiscal 2009. As it appears that you are substantially dependant upon this relationship, please expand your disclosure in your "Business" section to describe your relationship with that customer. Clarify whether you are party to a supply or requirements contract or if

the rights and obligations of the parties are set forth in a contract.  Also advise how you determined that a contract with Motorola, if any, was not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 13.  Certain Relationships and Related Transactions, and Director Independence (incorporated from definitive proxy materials)

Transactions with Related Persons

2.      You state that there were no transactions with related persons in fiscal 2009. However, in your annual report on Form 10-K under Note 20 you state that you recorded approximately $1.3 million in 2009 for transactions with Huizhou Desay Holdings Co. Ltd.  In your response letter, please clarify whether Huizhou Desay was a "related person" as that term is used in Item 404 of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please contact Michael F. Johnson at (202) 551-3477 with any questions.  If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal